Daniel M. Miller

Partner

(604) 630-5199

FAX (604) 687-8504

miller.dan@dorsey.com

January 8, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

USA

Attention: H. Roger Schwall, Assistant Director

Re:	Dejour Energy Inc.

Registration Statement on Form F-3

Filed August 27, 2012

File No. 333-183587

Form 20-F for Fiscal Year ended December 31, 2011

Filed April 30, 2012

File No. 001-33491

Dear Sirs and Mesdames:

On behalf of our client, Dejour Energy Inc. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we hereby transmit for your review a draft of Exhibit 99.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, which Exhibit was inadvertently omitted from the Company’s response to the Staff’s letters of comments, dated September 14, 2012 and September 25, 2012 (the “Comment Letters”), which response was filed on January 3, 2013.

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199. You also may email or fax the undersigned at the contact information listed above.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc: Mathew Wong
Dejour Energy Inc.

October 7, 2012

Mr. Harrison Blacker

President

Dejour Energy (USA) Corp.

1401 17th Street, Suite 300

Denver, CO 80202

Subject:	Reserve Estimate and Financial Forecast as to Dejour’s Interests in the Kokopelli Field Area, Garfield County, Colorado, and the South Rangely Field Area, Rio Blanco County, Colorado- Amended in Response to SEC Comments

Dear Hal:

As you requested, Gustavson Associates has completed reserves and economics as to Dejour Energy’s interests in future oil and gas production associated with the Kokopelli Field Area located in Garfield County, Colorado and the South Rangely Field Area, Rio Blanco County, Colorado. Reserves have been estimated based on analysis of analogous well production data. Estimates and projections have been made as of January 1, 2012. Reserves have been estimated in accordance with the US Securities and Exchange Commission’s (SEC) definitions and guidelines, and was prepared for the purpose of inclusion as an exhibit in a filing made with the SEC. This report was completed on February 15, 2012, with revisions in response to SEC comments completed on the date of this letter, October 7, 2012.

In general, Proved Developed Non Producing (PDNP) reserves have been assigned to the South Rangely Federal 36-24A well, and Proved Undeveloped (PUD) reserves have been assigned to 77 total well locations. Of the PUD locations, 72 well locations are in the Kokopelli Field Area and 5 well locations are in the South Rangely Field Area. Gustavson is of the opinion that no current regulations, and no anticipated changes to regulations, would inhibit the ability of Dejour to recover the estimated reserves in the manner projected herein. It is our understanding that the reserves estimated herein represent all of Dejour’s US reserves.

The estimated net reserves volumes and associated net cash flow estimates are summarized below.

5757 Central Ave. Suite D Boulder, Co. 80301 USA 1-303-443-2209 FAX 1-303-443-3156 http://www.gustavson.com

Mr. Harrison Blacker

October 7, 2012

Summary of Net Reserves and Projected Before Tax Cash Flow

			Net
		Net	Heavy	Net	Net Present Value,
	Net Gas	Condensate	NGL	Ethane	thousands of US$
	Reserves	Reserves	Reserves	Reserves	Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218
Proved Undeveloped, Flat Pricing	41,156	287	1,617	2,232	134,689	32,621	17,151
Total Proved, Flat Pricing	41,314	287	1,623	2,240	135,266	32,903	17,369
Proved Developed Non- Producing, Forecast Pricing	158	0	6	8	868	364	271
Proved Undeveloped, Forecast Pricing	41,156	287	1,617	2,232	272,418	74,438	45,965
Total Proved, Forecast Pricing	41,314	287	1,623	2,240	273,286	74,802	46,236

The proportion of the company’s total reserves represented by the reserves included in this report is shown below.

		Company Net Proved Reserves
					Oil	Proportion
Location of Reserves		Gas	Condensate	NGL	Equivalent	of Oil Eq.
Country	Area	(MMCF)	(MBBL)	(MBBL)	(MBBL)	Reserves

United States	Colorado	41,314	287	3,863	11,036	96%
Total Company					11,482	100%

Note: Natural gas is converted to oil equivalent using a factor of 6,000 cubic feet of gas per one barrel of oil equivalent.

Kokopelli Field Area Assumptions, Garfield County, Colorado

Proved Undeveloped (PUD) reserves have been assigned to locations within the area delineated by successful wells and logged net pay, limited to the number of wells in Dejour’s five-year plan, comprising 72 locations with a drilling schedule starting with 8 wells drilled in the 4th quarter of 2012, and 16 wells per year in 2013 through 2016. Significant upside to this amount includes an additional 21 locations that could be considered PUD but for the requirement in the latest SEC guidelines for commitment to drill within five years. The estimated ultimate recovery (EUR) for each location was based on the average performance of 65 wells in the immediate area. Many of these wells were completed in multiple zones, including Williams Fork, Rollins, Cozette, and Corcoran. The average EUR was based on the average composite performance of the total well production from each well, 978 MMCF.

Mr. Harrison Blacker

October 7, 2012

This model includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report you provided. We have accounted for gas shrinkage and lower BTU after processing by adjusting the initial gas rate by the BTU content of the methane and 5% of the ethane as indicated in the gas sample report. We have also forecast NGL production as a ratio of gas production based on the liquids content displayed in the gas sample report, including 95% of the ethane and 100% of all heavier hydrocarbons.

Drilling was assumed to begin in May 2012, with expected drilling and completion costs of $1,637M per well. Initially, 4 wells are assumed to be drilled per month for two months in the 4th quarter of 2012, coming on line two months after drilling. This program is followed by the drilling of 16 wells per year in 2013 through 2016.

Operating costs are estimated at $2,000 per well per month based on our experience with similar wells in the area. Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing1 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and the differential to Colorado Interstate Gas (CIG) mainline pricing. For the forecast price case, NYMEX futures strips from December 28, 2011 were used for WTI (adjusted by the average oil price differential for 2011) and Henry Hub, adjusted by the futures strip for the CIG differential. After the end of the futures strip, prices were held flat. Cost and prices were held flat for the SEC base case, and escalated at 2% for the forecast case until flat pricing is reached. Thereafter costs were held flat. The first year price for ethane of $0.72/gallon was provided by the client and was used in the flat pricing case. For the forecast pricing case, the ethane price forecast was escalated with the gas price forecast. Heavier NGL prices were assumed to be 78.7% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee.

Dejour’s interests in the Kokopelli Field Area are reported to be 71.43% working interest with a 20% royalty burden for net revenue interest of 57.14%.

The estimated net reserves volumes and associated net cash flow estimates for the Kokopelli Field Area are summarized below.

1 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

October 7, 2012

			Net
			Heavy	Net	Net Present Value,
	Net Gas	Net Oil	NGL	Ethane	thousands of US$
	Reserves	Reserves	Reserves	Reserves	Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Undeveloped, Flat Pricing	40,235	287	1,584	2,186	132,304	32,077	16,926
Proved Undeveloped, Forecast Pricing	40,235	287	1,584	2,186	267,837	73,227	45,293

South Rangely Field Area Assumptions, Rio Blanco County, Colorado

The South Rangely 36-24A well was drilled and completed in late December 2011. Colorado wildlife restrictions prevent oil and gas activity until Spring of 2012. Dejour anticipates that the production equipment, pipeline infrastructure and hook-up will be completed in May 2012. We have assumed that the well will start producing in June 2012. We have assigned Proved Developed Non Producing (PDNP) reserves to the South Rangely Federal 36-24A well. We have also assigned Proved Undeveloped reserves to 5 well locations that are direct offsets to the South Rangely 36-24A well.

The estimated ultimate recovery (EUR) for the South Rangely Federal 36-24A and each of the undeveloped well locations was based on the average decline parameters from 28 wells in the immediate area, 460 MMCF. All of the analog wells are producing from the Mancos B formation and are located within 3 miles of the South Rangely Federal 36-24A. The EUR was based on the average decline curve parameters for each well and the average composite performance of the production from each well.

This evaluation includes production and revenue generated from natural gas liquids (NGLs). We have evaluated the gas sample report you provided. We have accounted for gas shrinkage and lower BTU after processing by adjusting the initial gas rate by the BTU content of the methane indicated in the gas sample report. We have also forecast heavy NGL and ethane production as a ratio of gas production based on the liquids content displayed in the gas sample report.

It was assumed that the South Rangely Federal 36-24A well will start producing in June 2012. At your request we have included a capital cost of $175,000 for the pipeline infrastructure and production equipment. The economics presented for the South Rangely 36-24A well, represent cash flows from the effective date, and so include Dejour’s share of completion and equipment costs but not drilling costs. It was assumed that 1 undeveloped well location would be drilled in April 2013, coming on line two months after drilling. Expected drilling and completion costs of $800M per well were assumed. That would be followed by the drilling of 2 wells in April 2014 and 2 wells in April 2015. Operating costs are estimated at $1,200 per well per month as provided by you and supported by our experience with similar wells in the area.

Mr. Harrison Blacker

October 7, 2012

Abandonment costs of $10,000 were assumed. State and local production taxes are estimated at 7% of revenue. Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing2 and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and CIG differential. For the forecast price case, NYMEX futures strips from December 28, 2011, were used for WTI (adjusted by the average oil price differential for 2011) and Henry Hub, adjusted by the futures strip for the CIG differential. After the end of the futures strip, prices were held flat. Cost and prices were held flat for the SEC base case, and escalated at 2% for the forecast case until flat pricing is reached. Thereafter costs were held flat. The first year price for ethane of $0.72/gallon was provided by the client and was used in the flat pricing case. For the forecast pricing case, the ethane price forecast was escalated with the gas price forecast. Heavier NGL prices were assumed to be 73.9% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee.

We understand that for the South Rangely Federal 36-24A well Dejour Energy had a before drilling and completion interest of 50.0%. This includes a carry agreement with Robert L. Bayless Producer LLC. Dejour’s interests in the South Rangely Federal 36-24A after drilling and completion are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%. It is our understanding that the carry agreement only applies to the South Rangely Federal 36-24A well and Dejour’s interests in the South Rangely Field Area are reported to be 42.5% working interest with a 20% royalty burden for net revenue interest of 34.4%.

The estimated net reserves volumes and associated net cash flow estimates for the South Rangely Field Area are summarized below.

A summary cash flow for each pricing scenario is included in Tables 1 through 8.

2 http://tonto.eia.doe.gov/dnav/pet/pet_pri_dfp1_k_m.htm

Mr. Harrison Blacker

October 7, 2012

			Net Heavy	Net	Net Present Value,
	Net Gas	Net Oil	NGL	Ethane	thousands of US$
	Reserves	Reserves	Reserves	Reserves	Discounted at
Reserves Category	(MMCF)	(MBO)	(MBO)	(MBO)	0%	10%	15%
Proved Developed Non- Producing, Flat Pricing	158	0	6	8	577	282	218
Proved Undeveloped, Flat Pricing	921	0	33	46	2,385	544	225
Total, Flat Pricing	1,078	0	39	53	2,962	826	443
Proved Developed Non- Producing, Forecast Pricing	158	0	6	8	868	364	271
Proved Undeveloped, Forecast Pricing	921	0	33	46	4,582	1,211	672
Total, Forecast Pricing	1,078	0	39	53	5,450	1,575	943

Limiting Conditions and Disclaimers

The accuracy of any reserve report or resource evaluation is a function of available data and of engineering and geologic interpretation and judgment. While the evaluation presented herein is believed to be reasonable, it should be viewed with the understanding that subsequent reservoir performance or changes in pricing structure, market demand, or other economic parameters may justify its revision. The assumptions, data, methods, and procedures used are appropriate for the purpose served by the report. Gustavson has used all methods and procedures as we considered necessary under the circumstances to prepare the report.

Gustavson Associates, LLC, holds neither direct nor indirect financial interest in the subject property, the company operating the subject acreage, or in any other affiliated companies.

All data and work files utilized in the preparation of this report are available for examination in our offices. Please contact us if we can be of assistance. We appreciate the opportunity to be of service and look forward to further serving Dejour Energy (USA) Corp.

Sincerely,

GUSTAVSON ASSOCIATES, LLC.

Letha C. Lencioni, P.E.

Vice-President, Petroleum Engineering

Registered Professional Engineer, State of Colorado, # 29506

Table 1 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves, Flat Pricing

PROVED DEVELOPED NON PRODUCING RESERVES	DATE	: 02/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 10:40:00
	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	0.000	47.306	0.000	16.261	0.00	3.140	110.825	11.328	175.000	-75.502	-75.502	-73.319
12-2013	0.000	55.813	0.000	19.186	0.00	3.140	130.756	15.273	0.000	115.483	39.980	26.779
12-2014	0.000	39.609	0.000	13.616	0.00	3.140	92.793	12.616	0.000	80.178	120.158	89.959
12-2015	0.000	30.685	0.000	10.548	0.00	3.140	71.886	11.152	0.000	60.734	180.893	133.466
12-2016	0.000	25.030	0.000	8.604	0.00	3.140	58.640	10.225	0.000	48.415	229.308	164.995

12-2017	0.000	21.127	0.000	7.262	0.00	3.140	49.494	9.585	0.000	39.910	269.217	188.622
12-2018	0.000	18.270	0.000	6.280	0.00	3.140	42.802	9.116	0.000	33.686	302.903	206.752
12-2019	0.000	16.090	0.000	5.531	0.00	3.140	37.694	8.759	0.000	28.935	331.839	220.910
12-2020	0.000	14.371	0.000	4.940	0.00	3.140	33.667	8.477	0.000	25.190	357.029	232.114
12-2021	0.000	12.981	0.000	4.462	0.00	3.140	30.412	8.249	0.000	22.163	379.192	241.076

12-2022	0.000	11.835	0.000	4.068	0.00	3.140	27.727	8.061	0.000	19.666	398.858	248.305
12-2023	0.000	10.873	0.000	3.738	0.00	3.140	25.473	7.903	0.000	17.570	416.428	254.177
12-2024	0.000	10.055	0.000	3.456	0.00	3.140	23.556	7.769	0.000	15.787	432.215	258.973
12-2025	0.000	9.350	0.000	3.214	0.00	3.140	21.905	7.653	0.000	14.252	446.467	262.909
12-2026	0.000	8.737	0.000	3.003	0.00	3.140	20.469	7.553	0.000	12.916	459.383	266.152

S TOT	0.000	332.132	0.000	114.171	0.00	3.140	778.100	143.717	175.000	459.383	459.383	266.152

AFTER	0.000	127.388	0.000	43.789	0.00	3.140	298.436	176.441	4.250	117.745	577.128	281.808

TOTAL	0.000	459.520	0.000	157.960	0.00	3.140	1076.536	320.158	179.250	577.128	577.128	281.808

	OIL	GAS
GROSS WELLS	0.0	1.0
GROSS ULT., MB & MMF	0.000	459.520
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	459.520
NET RES., MB & MMF	0.000	157.960
NET REVENUE, M$	0.000	495.995
INITIAL PRICE, $	0.000	3.140
INITIAL N.I., PCT.	0.000	34.375

		P.W. %	P.W., M$
LIFE, YRS.	40.42	5.00	384.558
DISCOUNT %	10.00	10.00	281.808
UNDISCOUNTED PAYOUT, YRS.	1.65	15.00	217.899
DISCOUNTED PAYOUT, YRS.	1.73	20.00	174.017
UNDISCOUNTED NET/INVEST.	4.22	25.00	141.868
DISCOUNTED NET/INVEST.	2.67	30.00	117.240
RATE-OF-RETURN, PCT.	100.00	40.00	81.960
INITIAL W.I., PCT.	42.500	60.00	40.657
		80.00	17.640
		100.00	3.303

Table 2 Summary Cash Flow Forecast, All Proved Undeveloped, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 02/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 10:39:59
	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	1.536	215.238	89.19	3.140	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2945.619	11.816	1672.358	89.19	3.140	11900.443	1076.606	19048.943	-8225.105	-16171.715	-14607.286
12-2014	31.517	4567.871	18.009	2575.838	89.19	3.140	18321.482	1810.059	19388.943	-2877.523	-19049.238	-16950.635
12-2015	38.857	5692.066	22.203	3209.938	89.19	3.140	22821.543	2414.653	19680.145	726.749	-18322.488	-16504.059
12-2016	44.596	6472.222	25.482	3663.674	89.19	3.140	26053.461	2922.461	18708.943	4422.062	-13900.426	-13676.339

12-2017	38.104	5506.346	21.773	3119.891	89.19	3.140	22189.555	2823.419	0.000	19366.139	5465.712	-2211.102
12-2018	26.744	3881.116	15.282	2196.222	89.19	3.140	15618.249	2363.430	0.000	13254.815	18720.527	4922.705
12-2019	21.750	3159.164	12.428	1787.094	89.19	3.140	12708.468	2159.745	0.000	10548.724	29269.252	10083.953
12-2020	18.648	2708.670	10.656	1532.145	89.19	3.140	10895.488	2032.836	0.000	8862.653	38131.902	14026.036
12-2021	16.472	2391.774	9.412	1352.942	89.19	3.140	9621.235	1943.639	0.000	7677.595	45809.500	17130.557

12-2022	14.836	2153.393	8.477	1218.203	89.19	3.140	8663.178	1876.574	0.000	6786.603	52596.105	19625.318
12-2023	13.552	1966.002	7.744	1112.315	89.19	3.140	7910.292	1823.872	0.000	6086.415	58682.520	21659.295
12-2024	12.510	1813.975	7.148	1026.425	89.19	3.140	7299.602	1781.125	0.000	5518.474	64200.992	23335.820
12-2025	11.645	1687.662	6.654	955.069	89.19	3.140	6792.248	1745.610	0.000	5046.641	69247.633	24729.621
12-2026	10.912	1580.722	6.235	894.661	89.19	3.140	6362.736	1715.544	0.000	4647.193	73894.820	25896.422

S TOT	323.510	46903.285	184.854	26532.010	89.19	3.140	188690.219	28613.975	86181.445	73894.820	73894.820	25896.422

AFTER	178.874	25809.479	102.209	14623.746	89.19	3.140	104014.812	42681.457	539.186	60794.172	134689.047	32621.184

TOTAL	502.384	72712.758	287.062	41155.758	89.19	3.140	292705.031	71295.430	86720.633	134688.984	134689.047	32621.184

	OIL	GAS
GROSS WELLS	0.0	77.0
GROSS ULT., MB & MMF	502.384	72712.750
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	502.384	72712.750
NET RES., MB & MMF	287.062	41155.766
NET REVENUE, M$	25603.068	129229.172
INITIAL PRICE, $	89.190	3.140
INITIAL N.I., PCT.	57.140	57.140

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5.00	62787.066
DISCOUNT %	10.00	10.00	32621.184
UNDISCOUNTED PAYOUT, YRS.	5.72	15.00	17150.938
DISCOUNTED PAYOUT, YRS.	6.31	20.00	8204.233
UNDISCOUNTED NET/INVEST.	2.55	25.00	2644.614
DISCOUNTED NET/INVEST.	1.49	30.00	-966.989
RATE-OF-RETURN, PCT.	28.66	40.00	-5016.071
INITIAL W.I., PCT.	71.104	60.00	-7748.250
		80.00	-8119.618
		100.00	-7835.503

Table 3 Summary Cash Flow Forecast, Proved Developed Non-Producing Reserves, Forecast Pricing

PROVED DEVELOPED NON PRODUCING RESERVES	DATE	: 02/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 10:59:07
	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES-	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	0.000	47.306	0.000	16.261	0.00	2.500	101.799	10.714	175.000	-83.914	-83.914	-81.340
12-2013	0.000	55.813	0.000	19.186	0.00	3.170	137.382	15.864	0.000	121.518	37.604	23.990
12-2014	0.000	39.609	0.000	13.616	0.00	3.530	103.739	13.634	0.000	90.104	127.708	94.991
12-2015	0.000	30.685	0.000	10.548	0.00	3.610	81.180	12.183	0.000	68.997	196.705	144.417
12-2016	0.000	25.030	0.000	8.604	0.00	3.860	69.403	11.488	0.000	57.915	254.620	182.133

12-2017	0.000	21.127	0.000	7.262	0.00	4.130	61.580	11.073	0.000	50.507	305.127	212.034
12-2018	0.000	18.270	0.000	6.280	0.00	4.410	56.001	10.818	0.000	45.183	350.310	236.352
12-2019	0.000	16.090	0.000	5.531	0.00	4.680	51.674	10.653	0.000	41.021	391.331	256.423
12-2020	0.000	14.371	0.000	4.940	0.00	4.950	48.284	10.556	0.000	37.728	429.059	273.204
12-2021	0.000	12.981	0.000	4.462	0.00	5.220	45.459	10.502	0.000	34.957	464.016	287.339

12-2022	0.000	11.835	0.000	4.068	0.00	5.490	43.135	10.486	0.000	32.649	496.665	299.341
12-2023	0.000	10.873	0.000	3.738	0.00	5.770	41.213	10.501	0.000	30.712	527.377	309.604
12-2024	0.000	10.055	0.000	3.456	0.00	6.050	39.587	10.539	0.000	29.048	556.425	318.429
12-2025	0.000	9.350	0.000	3.214	0.00	6.050	36.812	10.492	0.000	26.320	582.745	325.699
12-2026	0.000	8.737	0.000	3.003	0.00	6.050	34.398	10.323	0.000	24.075	606.820	331.743

S TOT	0.000	332.132	0.000	114.171	0.00	3.982	951.648	169.828	175.000	606.820	606.820	331.743

AFTER	0.000	127.388	0.000	43.789	0.00	6.050	501.534	236.285	4.250	260.998	867.818	363.538

TOTAL	0.000	459.520	0.000	157.960	0.00	4.555	1453.181	406.113	179.250	867.818	867.818	363.538

	OIL	GAS
GROSS WELLS	0.0	1.0
GROSS ULT., MB & MMF	0.000	459.520
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	459.520
NET RES., MB & MMF	0.000	157.960
NET REVENUE, M$	0.000	719.501
INITIAL PRICE, $	0.000	2.500
INITIAL N.I., PCT.	0.000	34.375

		P.W. %	P.W., M$
LIFE, YRS.	40.42	5.00	525.482
DISCOUNT %	10.00	10.00	363.538
UNDISCOUNTED PAYOUT, YRS.	1.69	15.00	270.799
DISCOUNTED PAYOUT, YRS.	1.77	20.00	210.709
UNDISCOUNTED NET/INVEST.	5.84	25.00	168.507
DISCOUNTED NET/INVEST.	3.16	30.00	137.193
RATE-OF-RETURN, PCT.	100.00	40.00	93.811
INITIAL W.I., PCT.	42.500	60.00	45.110
		80.00	18.893
		100.00	2.892

Table 4 Summary Cash Flow Forecast, All Proved Undeveloped, Forecast Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 03/09/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 10:07:44
	SETTINGS	: Dejour
	SCENARIO	: Dejour

 RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	1.536	215.238	84.66	2.500	1587.932	128.308	9354.472	-7894.848	-7894.848	-7352.157
12-2013	20.678	2945.619	11.816	1672.358	89.39	3.170	13911.364	1219.457	19048.943	-6357.034	-14251.882	-12938.718
12-2014	31.517	4567.871	18.009	2575.838	86.24	3.530	22530.258	2114.253	19388.943	1027.065	-13224.817	-12205.306
12-2015	38.857	5692.066	22.203	3209.938	84.58	3.600	28209.018	2814.730	19680.145	5714.146	-7510.671	-8186.007
12-2016	44.596	6472.222	25.482	3663.674	83.96	3.860	33632.285	3495.350	18708.943	11427.990	3917.319	-795.835

12-2017	38.104	5506.346	21.773	3119.891	84.01	4.130	29985.846	3436.386	0.000	26549.477	30466.797	14922.121
12-2018	26.744	3881.116	15.282	2196.222	84.41	4.410	22101.201	2911.208	0.000	19189.996	49656.793	25250.268
12-2019	21.750	3159.164	12.428	1787.094	85.01	4.680	18780.906	2706.071	0.000	16074.844	65731.633	33115.320
12-2020	18.648	2708.670	10.656	1532.145	85.80	4.950	16796.090	2594.961	0.000	14201.132	79932.766	39431.945
12-2021	16.472	2391.774	9.412	1352.942	85.80	5.220	15409.252	2526.267	0.000	12882.982	92815.750	44641.320

12-2022	14.836	2153.393	8.477	1218.203	85.80	5.490	14398.222	2484.447	0.000	11913.772	104729.523	49020.832
12-2023	13.552	1966.002	7.744	1112.315	85.80	5.770	13633.533	2460.450	0.000	11173.083	115902.602	52754.684
12-2024	12.510	1813.975	7.148	1026.425	85.80	6.050	13033.952	2448.603	0.000	10585.345	126487.945	55970.535
12-2025	11.645	1687.662	6.654	955.069	85.80	6.050	12128.290	2460.441	0.000	9667.858	136155.812	58640.645
12-2026	10.912	1580.722	6.235	894.661	85.80	6.050	11361.588	2406.772	0.000	8954.818	145110.625	60888.988

S TOT	323.510	46903.285	184.854	26532.010	85.28	4.399	267499.750	36207.699	86181.445	145110.625	145110.625	60888.988

AFTER	178.874	25809.479	102.209	14623.746	85.80	6.050	185763.156	57916.332	539.186	127307.625	272418.312	74438.078

TOTAL	502.384	72712.758	287.062	41155.758	85.47	4.986	453262.906	94124.031	86720.633	272418.250	272418.312	74438.078

	OIL	GAS
GROSS WELLS	0.0	77.0
GROSS ULT., MB & MMF	502.384	72712.750
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	502.384	72712.750
NET RES., MB & MMF	287.062	41155.766
NET REVENUE, M$	24534.500	205191.734
INITIAL PRICE, $	85.889	3.425
INITIAL N.I., PCT.	57.140	57.140

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5.00	131137.016
DISCOUNT %	10.00	10.00	74438.109
UNDISCOUNTED PAYOUT, YRS.	4.66	15.00	45965.465
DISCOUNTED PAYOUT, YRS.	5.05	20.00	29533.023
UNDISCOUNTED NET/INVEST.	4.14	25.00	19194.354
DISCOUNTED NET/INVEST.	2.11	30.00	12312.014
RATE-OF-RETURN, PCT.	49.68	40.00	4154.675
INITIAL W.I., PCT.	71.133	60.00	-2535.021
		80.00	-4714.718
		100.00	-5414.064

Table 5 Summary Cash Flow Forecast, Proved Undeveloped, Kokopelli Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 02/10/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	DATE	: 02/10/2012
KOKOPELLI FIELD AREA	TIME	: 15:32:21
	DBS	: Dejour1-12
	SETTINGS	: SETDATA
	SCENARIO	: Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	1.536	215.238	89.19	3.140	1532.264	124.402	9354.472	-7946.609	-7946.609	-7401.508
12-2013	20.678	2898.314	11.816	1656.097	89.19	3.140	11789.618	1065.278	18708.943	-7984.603	-15931.212	-14391.715
12-2014	31.517	4417.446	18.009	2524.129	89.19	3.140	17969.078	1772.131	18708.943	-2512.001	-18443.215	-16434.115
12-2015	38.857	5446.219	22.203	3111.969	89.19	3.140	22153.863	2339.357	18708.943	1105.565	-17337.648	-15699.398
12-2016	44.596	6250.693	25.482	3571.644	89.19	3.140	25426.256	2842.715	18708.943	3874.603	-13463.045	-13228.198

12-2017	38.104	5340.729	21.773	3051.691	89.19	3.140	21724.756	2755.042	0.000	18969.715	5506.669	-1997.652
12-2018	26.744	3748.559	15.282	2141.926	89.19	3.140	15248.208	2301.685	0.000	12946.518	18453.188	4970.227
12-2019	21.750	3048.580	12.428	1741.959	89.19	3.140	12400.867	2102.371	0.000	10298.496	28751.684	10009.044
12-2020	18.648	2613.787	10.656	1493.518	89.19	3.140	10632.238	1978.567	0.000	8653.671	37405.355	13858.174
12-2021	16.472	2308.683	9.412	1319.181	89.19	3.140	9391.151	1891.691	0.000	7499.458	44904.816	16890.664

12-2022	14.836	2079.490	8.477	1188.221	89.19	3.140	8458.848	1826.430	0.000	6632.417	51537.230	19328.748
12-2023	13.552	1899.463	7.744	1085.353	89.19	3.140	7726.542	1775.168	0.000	5951.370	57488.602	21317.594
12-2024	12.510	1753.469	7.148	1001.932	89.19	3.140	7132.682	1733.598	0.000	5399.080	62887.680	22957.848
12-2025	11.645	1632.190	6.654	932.633	89.19	3.140	6639.345	1699.065	0.000	4940.282	67827.961	24322.275
12-2026	10.912	1529.515	6.235	873.965	89.19	3.140	6221.689	1669.829	0.000	4551.861	72379.820	25465.141

S TOT	323.510	45343.824	184.854	25909.455	89.19	3.140	184447.422	27877.332	84190.250	72379.820	72379.820	25465.141

AFTER	178.874	25071.340	102.209	14325.764	89.19	3.140	101983.992	41545.281	514.296	59924.426	132304.250	32076.682

TOTAL	502.384	70415.172	287.062	40235.219	89.19	3.140	286431.438	69422.609	84704.547	132304.250	132304.250	32076.682

	OIL	GAS
GROSS WELLS	0.0	72.0
GROSS ULT., MB & MMF	502.384	70415.172
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	502.384	70415.172
NET RES., MB & MMF	287.062	40235.230
NET REVENUE, M$	25603.068	126338.680
INITIAL PRICE, $	89.190	3.140
INITIAL N.I., PCT.	57.140	57.140

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5.00	61651.262
DISCOUNT %	10.00	10.00	32076.684
UNDISCOUNTED PAYOUT, YRS.	5.71	15.00	16926.072
DISCOUNTED PAYOUT, YRS.	6.29	20.00	8166.321
UNDISCOUNTED NET/INVEST.	2.56	25.00	2721.069
DISCOUNTED NET/INVEST.	1.49	30.00	-819.025
RATE-OF-RETURN, PCT.	28.84	40.00	-4795.549
INITIAL W.I., PCT.	71.430	60.00	-7499.122
		80.00	-7887.855
		100.00	-7629.401

Table 6 Summary Cash Flow Forecast, Proved Undeveloped, Kokopelli Field Area, Forecast Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 05/23/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 13:31:23
KOKOPELLI FIELD AREA	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour

RESERVES AND ECONOMICS

 AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	2.688	376.686	1.536	215.238	84.66	2.500	1587.932	128.308	9354.472	-7894.848	-7894.848	-7352.157
12-2013	20.678	2898.314	11.816	1656.097	89.39	3.170	13794.922	1207.718	18708.943	-6121.738	-14016.586	-12727.660
12-2014	31.517	4417.446	18.009	2524.129	86.24	3.530	22136.281	2073.252	18708.943	1354.092	-12662.494	-11723.636
12-2015	38.857	5446.219	22.203	3111.969	84.58	3.600	27455.020	2732.834	18708.943	6013.244	-6649.250	-7473.300
12-2016	44.596	6250.693	25.482	3571.644	83.96	3.860	32889.949	3406.295	18708.943	10774.714	4125.464	-508.562

12-2017	38.104	5340.729	21.773	3051.691	84.01	4.130	29407.553	3358.072	0.000	26049.498	30174.963	14913.393
12-2018	26.744	3748.559	15.282	2141.926	84.41	4.410	21617.051	2838.728	0.000	18778.326	48953.289	25019.979
12-2019	21.750	3048.580	12.428	1741.959	85.01	4.680	18359.217	2637.190	0.000	15722.034	64675.320	32712.408
12-2020	18.648	2613.787	10.656	1493.518	85.80	4.950	16418.547	2528.385	0.000	13890.166	78565.484	38890.715
12-2021	16.472	2308.683	9.412	1319.181	85.80	5.220	15065.331	2461.240	0.000	12604.086	91169.578	43987.320

12-2022	14.836	2079.490	8.477	1188.221	85.80	5.490	14080.335	2420.424	0.000	11659.911	102829.484	48273.512
12-2023	13.552	1899.463	7.744	1085.353	85.80	5.770	13336.248	2397.034	0.000	10939.214	113768.703	51929.207
12-2024	12.510	1753.469	7.148	1001.932	85.80	6.050	12753.436	2385.508	0.000	10367.924	124136.625	55079.008
12-2025	11.645	1632.190	6.654	932.633	85.80	6.050	11871.330	2396.099	0.000	9475.239	133611.859	57695.914
12-2026	10.912	1529.515	6.235	873.965	85.80	6.050	11124.554	2343.824	0.000	8780.731	142392.594	59900.551

S TOT	323.510	45343.824	184.854	25909.455	85.28	4.398	261897.719	35314.906	84190.250	142392.594	142392.594	59900.551

AFTER	178.874	25071.340	102.209	14325.764	85.80	6.050	182350.266	56391.832	514.296	125444.133	267836.750	73226.742

TOTAL	502.384	70415.172	287.062	40235.219	85.47	4.986	444248.000	91706.734	84704.547	267836.750	267836.750	73226.742

	OIL	GAS
GROSS WELLS	0.0	72.0
GROSS ULT., MB & MMF	502.384	70415.172
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	502.384	70415.172
NET RES., MB & MMF	287.062	40235.230
NET REVENUE, M$	24534.500	200616.906
INITIAL PRICE, $	85.889	3.424
INITIAL N.I., PCT.	57.140	57.140

		P.W. %	P.W., M$
LIFE, YRS.	44.92	5.00	128895.672
DISCOUNT %	10.00	10.00	73226.773
UNDISCOUNTED PAYOUT, YRS.	4.62	15.00	45293.055
DISCOUNTED PAYOUT, YRS.	5.03	20.00	29173.762
UNDISCOUNTED NET/INVEST.	4.16	25.00	19029.072
DISCOUNTED NET/INVEST.	2.12	30.00	12271.802
RATE-OF-RETURN, PCT.	50.09	40.00	4252.437
INITIAL W.I., PCT.	71.430	60.00	-2349.031
		80.00	-4520.785
		100.00	-5232.880

Table 7 Summary Cash Flow Forecast, Proved Undeveloped, South Rangely Field Area, Flat Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 02/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 15:32:17
SOUTH RANGELY FIELD AREA	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour flat

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	0.000	0.000	0.000	0.000	0.00	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-2013	0.000	47.306	0.000	16.261	0.00	3.140	110.825	11.328	340.000	-240.502	-240.502	-215.570
12-2014	0.000	150.425	0.000	51.709	0.00	3.140	352.407	37.928	680.000	-365.522	-606.024	-516.517
12-2015	0.000	245.847	0.000	97.968	0.00	3.140	667.679	75.295	971.200	-378.816	-984.841	-804.659
12-2016	0.000	221.529	0.000	92.029	0.00	3.140	627.203	79.746	0.000	547.458	-437.383	-448.139

12-2017	0.000	165.618	0.000	68.200	0.00	3.140	464.798	68.377	0.000	396.421	-40.962	-213.448
12-2018	0.000	132.557	0.000	54.296	0.00	3.140	370.042	61.745	0.000	308.298	267.335	-47.521
12-2019	0.000	110.584	0.000	45.134	0.00	3.140	307.602	57.374	0.000	250.228	517.564	74.910
12-2020	0.000	94.883	0.000	38.627	0.00	3.140	263.250	54.269	0.000	208.981	726.545	167.865
12-2021	0.000	83.090	0.000	33.760	0.00	3.140	230.084	51.947	0.000	178.137	904.682	239.896

12-2022	0.000	73.902	0.000	29.981	0.00	3.140	204.331	50.145	0.000	154.186	1058.868	296.575
12-2023	0.000	66.540	0.000	26.962	0.00	3.140	183.749	48.704	0.000	135.045	1193.913	341.705
12-2024	0.000	60.506	0.000	24.492	0.00	3.140	166.921	47.526	0.000	119.395	1313.308	377.977
12-2025	0.000	55.472	0.000	22.435	0.00	3.140	152.903	46.545	0.000	106.358	1419.666	407.352
12-2026	0.000	51.207	0.000	20.696	0.00	3.140	141.047	45.715	0.000	95.332	1514.998	431.287

S TOT	0.000	1559.467	0.000	622.552	0.00	3.140	4242.842	736.644	1991.200	1514.998	1514.998	431.287

AFTER	0.000	738.134	0.000	297.982	0.00	3.140	2030.817	1136.176	24.890	869.751	2384.749	544.499

TOTAL	0.000	2297.600	0.000	920.534	0.00	3.140	6273.659	1872.820	2016.090	2384.749	2384.749	544.499

	OIL	GAS
GROSS WELLS	0.0	5.0
GROSS ULT., MB & MMF	0.000	2297.601
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	2297.601
NET RES., MB & MMF	0.000	920.533
NET REVENUE, M$	0.000	2890.476
INITIAL PRICE, $	0.000	3.140
INITIAL N.I., PCT.	0.000	34.375

		P.W. %	P.W., M$
LIFE, YRS.	43.42	5.00	1135.811
DISCOUNT %	10.00	10.00	544.499
UNDISCOUNTED PAYOUT, YRS.	6.13	15.00	224.870
DISCOUNTED PAYOUT, YRS.	7.39	20.00	37.912
UNDISCOUNTED NET/INVEST.	2.18	25.00	-76.455
DISCOUNTED NET/INVEST.	1.35	30.00	-147.964
RATE-OF-RETURN, PCT.	21.66	40.00	-220.523
INITIAL W.I., PCT.	49.780	60.00	-249.129
		80.00	-231.762
		100.00	-206.103

Table 8 Summary Cash Flow Forecast, Proved Undeveloped, South Rangely Field Area, Forecast Pricing

PROVED UNDEVELOPED RESERVES	DATE	: 02/15/2012
TO THE INTEREST OF DEJOUR ENERGY (USA) CORP	TIME	: 15:40:09
SOUTH RANGELY FIELD AREA	DBS	: Dejour1-12
	SETTINGS	: Dejour
	SCENARIO	: Dejour

RESERVES AND ECONOMICS

AS OF DATE: 01/2012

END	GROSS OIL	GROSS GAS	OIL TO NET	GAS TO NET	GROSS	PRICES	REVENUE TO	NET OPER	NET TOTAL	NET INCOME	CUMULATIVE	CUM DISC
MO-YEAR	PRODUCTION	PRODUCTION	INTEREST	INTEREST	OIL	GAS	INTEREST	EXPENSES	INVESTMENT	BEFORE FIT	NET INCOME	NET INCOME
	MB	MMF	MB	MMF	$/B	$/M	M$	M$	M$	M$	M$	M$

12-2012	0.000	0.000	0.000	0.000	0.00	0.000	0.000	0.000	0.000	0.000	0.000	0.000
12-2013	0.000	47.306	0.000	16.261	0.00	3.170	116.442	11.739	340.000	-235.297	-235.297	-211.058
12-2014	0.000	150.425	0.000	51.709	0.00	3.530	393.974	41.001	680.000	-327.027	-562.324	-481.672
12-2015	0.000	245.847	0.000	97.968	0.00	3.610	753.997	81.896	971.200	-299.099	-861.423	-712.708
12-2016	0.000	221.529	0.000	92.029	0.00	3.860	742.333	89.055	0.000	653.278	-208.145	-287.275

12-2017	0.000	165.618	0.000	68.200	0.00	4.130	578.294	78.314	0.000	499.980	291.835	8.726
12-2018	0.000	132.557	0.000	54.296	0.00	4.410	484.149	72.480	0.000	411.669	703.503	230.288
12-2019	0.000	110.584	0.000	45.134	0.00	4.680	421.691	68.880	0.000	352.811	1056.314	402.910
12-2020	0.000	94.883	0.000	38.627	0.00	4.950	377.543	66.577	0.000	310.966	1367.280	541.227
12-2021	0.000	83.090	0.000	33.760	0.00	5.220	343.922	65.027	0.000	278.895	1646.175	654.001

12-2022	0.000	73.902	0.000	29.981	0.00	5.490	317.885	64.023	0.000	253.862	1900.037	747.321
12-2023	0.000	66.540	0.000	26.962	0.00	5.770	297.285	63.416	0.000	233.869	2133.906	825.476
12-2024	0.000	60.506	0.000	24.492	0.00	6.050	280.517	63.095	0.000	217.422	2351.328	891.529
12-2025	0.000	55.472	0.000	22.435	0.00	6.050	256.960	64.342	0.000	192.618	2543.946	944.727
12-2026	0.000	51.207	0.000	20.696	0.00	6.050	237.035	62.948	0.000	174.087	2718.032	988.437

S TOT	0.000	1559.467	0.000	622.552	0.00	4.453	5602.025	892.793	1991.200	2718.032	2718.032	988.437

AFTER	0.000	738.134	0.000	297.982	0.00	6.050	3412.869	1524.499	24.890	1863.481	4581.514	1211.344

TOTAL	0.000	2297.600	0.000	920.534	0.00	4.970	9014.895	2417.292	2016.090	4581.514	4581.514	1211.344

	OIL	GAS
GROSS WELLS	0.0	5.0
GROSS ULT., MB & MMF	0.000	2297.601
GROSS CUM., MB & MMF	0.000	0.000
GROSS RES., MB & MMF	0.000	2297.601
NET RES., MB & MMF	0.000	920.533
NET REVENUE, M$	0.000	4574.829
INITIAL PRICE, $	0.000	3.490
INITIAL N.I., PCT.	0.000	34.375

		P.W. %	P.W., M$
LIFE, YRS.	43.42	5.00	2241.331
DISCOUNT %	10.00	10.00	1211.344
UNDISCOUNTED PAYOUT, YRS.	5.42	15.00	672.404
DISCOUNTED PAYOUT, YRS.	5.97	20.00	359.263
UNDISCOUNTED NET/INVEST.	3.27	25.00	165.282
DISCOUNTED NET/INVEST.	1.77	30.00	40.212
RATE-OF-RETURN, PCT.	32.43	40.00	-97.761
INITIAL W.I., PCT.	49.913	60.00	-185.990
		80.00	-193.932
		100.00	-181.184

7. CERTIFICATE OF QUALIFICATION

I, Letha Chapman Lencioni, Professional Engineer of 5757 Central Avenue, Suite D, Boulder, Colorado, 80301, USA, hereby certify:

1. I am an employee of Gustavson Associates, which prepared a detailed analysis of the oil and gas properties of Dejour Energy (USA) Corp. The effective date of this evaluation is January 1, 2012.
2. I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Dejour Energy (USA) Corp. or its affiliated companies, nor any interest in the subject property.
3. I attended the University of Tulsa and I graduated with a Bachelor of Science Degree in Petroleum Engineering in 1980; I am a Registered Professional Engineer in the State of Colorado, and I have in excess of 30 years' experience in the conduct of evaluation and engineering studies relating to oil and gas fields.
4. A personal field inspection of the properties was not made; however, such an inspection was not considered necessary in view of information available from public information and records, the files of Dejour Energy (USA) Corp., and the appropriate state regulatory authorities.

COLORADO REGISTERED LETHA CHAPMAN LENCIONI 29506 PROFESSIONAL ENGINEER

Letha Chapman Lencioni
Vice-President, Petroleum Engineering
Gustavson Associates, LLC
Colorado Registered Engineer #29506

1/24/2012 45 Gustavson Associates